FORM 6-K/A

(Amendment No.2)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2011

001-14832

(Commission File Number)

CELESTICA INC.

(Translation of registrant’s name into English)

844 Don Mills Road

Toronto, Ontario

Canada M3C 1V7

(416) 448-5800

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Celestica Inc.

Form 6-K/A

Month of November 2011

Explanatory note

This Form 6-K/A is being filed solely to replace the Certificates in Exhibit 99.5 to the Current Report on Form 6-K/A filed on October 31, 2011 to properly identify to which quarterly report of the Company included in the Form 6-K the certificate is applicable. Other than the correction of such error, no part of the Current Report on Form 6-K filed on October 27, 2011 or the Current Report on Form 6-K/A filed on October 31, 2011 is being amended, and the filing of this Amended Current Report on Form 6-K/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to October 27, 2011. For convenience, the Current Report on Form 6-K/A filed on October 31, 2011 is being amended and restated in its entirety herein as aforesaid.

The following information in this Amended Current Report on Form 6-K/A is incorporated by reference  in Celestica’s registration statements, the prospectuses included therein, and any registration statement subsequently filed by Celestica with the Securities and Exchange Commission:

•                  Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the Third Quarter 2011, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

•                  Celestica Inc.’s third quarter 2011 consolidated financial information, the text of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

•                  Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), the text of which is attached hereto as Exhibit 99.3 but is not incorporated herein by reference.

•                  Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), the text of which is attached hereto as Exhibit 99.4 but is not incorporated herein by reference.

•                  Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the text of which is attached hereto as exhibit 99.5 but is not incorporated herein by reference.

Exhibits

99.1	-	Management’s Discussion and Analysis for the Third Quarter 2011
99.2	-	Celestica Inc.’s third quarter 2011 consolidated financial information
99.3	—	Certification of Chief Executive Officer

99.4	—	Certification of Chief Financial Officer
99.5	—	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.

Date:	November 3, 2011	BY:	/S/ ELIZABETH L. DELBIANCO
Elizabeth L. DelBianco
Chief Legal Officer

EXHIBIT INDEX

99.1	-	Management’s Discussion and Analysis for the Third Quarter 2011
99.2	-	Celestica Inc.’s third quarter 2011 consolidated financial information
99.3	—	Certification of Chief Executive Officer
99.4	—	Certification of Chief Financial Officer
99.5	—	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002